Exhibit 99.1

Mobilicom Provides First Quarter 2026 Financial Highlights & Business Update

Announces Progress in Second U.S. Department of War Program of Record Through Tier-1 Defense Partner Supporting the U.S. Army’s LASSO Program

$2.2 Million in New Orders from U.S. Tier-1 Customer for U.S. Department of War Program of Record

Two New Design Wins with U.S. Tier-1 Drone Platforms and Expanding APAC and Middle East Engagements Drive Global Growth

Granted FCC Trusted Drone Status for UAS Critical Components, Reinforcing Position in the Secure U.S. Defense Supply Chain

Palo Alto, California, May 27, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced its financial results for the three months ended March 31, 2026, as well as recent operational and strategic developments. The Company’s management will host a webcast at 4:30 p.m. ET today. Details of the webcast are provided below.

“This quarter marked a period of strong operational momentum for Mobilicom as we advanced from development programs toward production deployments with Tier-1 defense customers,” said Oren Elkayam, CEO and Founder of Mobilicom. “Revenue during the quarter was impacted by temporary timing dynamics relating to a customer’s transition into Program of Record production ramp-up, which shifted procurement timing from initial deployment orders to larger follow-on production orders.”

“In a significant milestone, a Tier-1 partner has progressed within the U.S. Army’s Low Altitude Stalking and Strike Ordnance (LASSO) Program process, embedding our cybersecure SkyHopper datalink and ICE electronic warfare resistant software solutions. While the program remains in the initial deployment and validation stage, we believe this has the potential to position Mobilicom for additional production-scale opportunities as the program advances. We also secured $2.2 million in new orders tied to the OPF-L Program and achieved another important milestone by expanding our presence within the U.S. defense drone market through two new Tier-1 drone platform design wins.”

“We are proud to be one of only four companies globally in the first batch of FCC ‘Trusted Drones’ which included the entire portfolio of Mobilicom hardware, software and cybersecurity products, reinforcing our position as a critical drone technology provider for U.S. and allied defense programs.”

Elkayam concluded, “With a debt-free balance sheet, $17.7 million in cash, and a disciplined operating structure, we believe Mobilicom is well positioned to capitalize on accelerating production-scale demand, grow revenue, and progress toward positive cash flow as order activity continues to build through 2026.”

Recent Operational & Strategic Highlights

●	Tier-1 partner has progressed within the U.S. Army’s LASSO program, embedding our technology and reinforcing Mobilicom’s position within next-generation U.S. defense drone platforms and supporting potential long-term demand.

●	Announced new design wins with two leading U.S. Tier-1 defense drone manufacturers for small-sized Intelligence, Surveillance and Reconnaissance (“ISR”) drone platforms incorporating tailored, cybersecure SkyHopper datalink solutions and ICE electronic warfare resistance & cybersecurity suite, supporting Mobilicom’s 2026 Strategic Objective to Expand Tier-1 Defense Drone Platform Opportunities.

●	Launched SkyHopper Tactical, a wearable SDR communication solution designed to provide secure, real-time video and mission-critical telemetry between dismounted teams and unmanned platforms in contested and GPS-denied environments.

●	Announced $2.2 million in new orders tied to the OPF-L Program with a large U.S.-based manufacturer of small-sized drones for loitering munitions platforms, deliveries under these orders have commenced, with full delivery expected by year-end.

●	Asia-Pacific (APAC) customer design win for ISR drone platforms, supporting the Company’s expansion into the growing APAC market for unmanned systems.

●	Mobilicom’s full suite of drone and robotics solutions was included in the FCC’s first batch of Trusted Drones, as determined by the U.S. DoW, making Mobilicom one of only four companies granted exemption status and highlighting its compliance with stringent U.S. security standards

●	Middle East customer design win, including an initial order from a United Arab Emirates–based defense manufacturer, further expanding the Company’s presence in a strategically important and rapidly growing market for autonomous and remotely operated defense and security systems.

●	Launched SkyHopper MultiBand, a next-generation communication solution designed to support multi-frequency operations and deliver secure, reliable connectivity in complex environments, featuring a unified configuration that enables deployment across the U.S., Europe, NATO, and other regions through software-defined band selection.

●	Secured a new customer design win in Israel for systems to be deployed in India, including an initial order for a cybersecure ISR drone platform.

Financial Highlights for the First Quarter Ended March 31, 2026

●	Revenue was $548,000 for the three months ended March 31, 2026, compared to $844,000 in the first quarter of 2025. The decrease primarily reflected temporary procurement timing related to a customer’s transition into scaled Program of Record production activities.

●	Mobilicom’s confirmed order backlog was $1.8 million as of March 31, 2026, compared to $737,000 as of March 31, 2025. Combined with first quarter revenue, backlog and recognized revenue created approximately $2.4 million of revenue visibility, representing a 50% increase compared to $1.6 million at the same point last year. Additional orders received after March 31, 2026, including from a U.S. Tier-1 customer supporting an ongoing Program of Record and an APAC customer, are expected to be fulfilled during calendar year 2026.

●	Operating net cash burn averaged $528,000 per month during Q1 2026, reflecting a shift toward funding operational readiness, growth initiatives, and investments supporting Tier-1 platform integrations, strategic component inventory procurement, and expansion of our U.S. commercial infrastructure.

●	$17.7 million in cash and cash equivalents as of March 31, 2026, combined with disciplined execution, positions Mobilicom to support continued growth initiatives and progress toward positive cash flow.

●	Clean, debt-free balance sheet with no loans, credit facilities, or convertible debt.

Corporate Developments

●	Mobilicom terminated its At-The-Market facility during the quarter, reflecting improved financial performance while continuing its disciplined approach to capital management.

Conference Call & Webcast Info:

Wednesday, May 27, 2026, at 4:30 pm EDT

US Dial-in:

833 548 0282 US Toll Free

833 548 0276 US Toll Free

Webinar ID: 831 4535 1975

Please register in advance: HERE

A recording of the webcast will be available in the “EARNINGS UPDATE” section on ir.mobilicom.com for those unable to attend the live event.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses expectations regarding increasing production-scale demand, the potential for additional orders under programs of record, the development of relationships with Tier-1 defense partners, and the Company’s ability to support growth initiatives and respond to evolving market opportunities. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Head of IR

Chris.Donovan@mobilicom.com

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